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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2003

SBS Broadcasting S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING SA

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        SBS Broadcasting S.A. is a Luxembourg Société Anonyme that is subject to the provisions of the law on Commercial Companies of August 10, 1915, as amended. SBS Broadcasting S.A. was founded on October 24, 1989, published as memorial number 88 on March 20, 1990, and is registered with the Trade Register of Luxembourg under register number B31 996. The registered office of SBS Broadcasting S.A. is 8-10 rue Mathias Hardt, L-1717 Luxembourg, and the telephone number is +352 40 7878.

        We own and/or operate television and radio broadcasting stations in Europe. We currently own and operate television stations that broadcast in or into Norway, Sweden, Denmark, Flemish Belgium, The Netherlands and Hungary. Additionally, we own a minority interest in television stations in Poland, Romania and Austria. We also own and operate radio stations in Denmark, Sweden, Finland and Greece. We intend to continue acquiring interests in and developing television and radio stations in our current markets and other parts of Europe as opportunities arise.

        The primary source of our revenue is the sale of advertising time on our television and radio stations. Our most significant station operating expenses are programming and distribution expenses, employee salaries and commissions, and advertising and promotional expenditures.

Television

        In Norway, we own 51% of, and operate, TVNorge, a national satellite-to-cable television station and over-the-air network that currently reaches approximately 87% of the television households in Norway. We own and operate Kanal 5, a satellite-to-cable television station based in, and transmitting from, the United Kingdom that currently reaches approximately 62% of the television households in Sweden. We own and operate TvDanmark 1, a satellite-to-cable station based in, and transmitting from, the United Kingdom into Denmark. We also own and operate TvDanmark 2, a network of nine local, over-the-air and must-carry (SMATV) television stations in Denmark. TvDanmark 1 and TvDanmark 2 currently reach approximately 57% and 77%, respectively, of the television households in Denmark.

        In the European television markets outside Scandinavia, we own and operate VT4, a cable television channel operating under a Flemish license, which is carried by all the cable systems in the Flemish-speaking community of Belgium and reaches approximately 97% of the television households in the Flemish-speaking community. In The Netherlands, we own 70% of and operate SBS6, NET5 and V8, national satellite-to-cable television channels that reach approximately 96% each of the television households in The Netherlands. In Hungary, we hold an 84% economic interest and a 49% voting interest in, and operate, TV2, a national over-the-air station that currently reaches approximately 95% of the television households in Hungary.

        In Poland, we own a 30.4% interest in TVN, a private over-the-air and satellite-to-cable television station that currently reaches approximately 85% of the Polish television households, including the ten largest urban areas. TVN also operates TVN7, a satellite-to-cable television station that currently reaches approximately 35% of the Polish television households. In Romania, we own 38% of prima TV, an over-the-air and satellite-to-cable television station that currently reaches approximately 53% of the television households in Romania. In Austria we own 20% of ATV, a satellite-to-cable television station that currently reaches approximately 30% of the Austrian television households.

        We also own 100% of Broadcast Text International AB ("BTI"), one of Europe's largest suppliers of localization services. BTI supplies a full range of localization services, such as subtitling for television, cinema and DVD, and translation of documents, computer games and multimedia presentations, as well as localization of web pages.

Radio

        We own significant interests in, and operate, 21 radio stations in Europe. In Denmark, we own 100% of Nordisk Radioreklame A/S through which we operate the The Voice, Pop FM and Kiss FM in Copenhagen, The Voice and Pop FM in Odense, and The Voice and Pop FM in Aarhus (95% owned). In Sweden, we own and operate Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenbourg, Radio 106.7 RockKlassiker and Radio Easy FM in Stockholm. Together with a local newspaper we operate Radio City in Österssund (50% owned).

        In Finland, we own and operate Radio Sata in Turku, Radio Mega in Oulu, Radio 957 in Tampere, Radio Jyväskylä in Jyväskylä, Radio City in Helsinki (90% owned) and Kiss FM, a semi national radio network covering 79% of the population in Finland. In Finland, we also operate the Iskelmä/Schlager radio network, which includes five local radio stations. Additionally, in Greece we own a 70% interest in, and operate, LAMPSI FM ("Lampsi"), a radio station located in Athens.

Recent Developments

        On March 24, 2003, the Company, TV2 and Postabank entered into various agreements whereby Postabank extended a loan of HUF 1.4 billion (€5.7 million) to TV2 (the "New Loan"), secured by a guarantee issued by the Company, to replace the previous loan agreement dated December 1, 1997. The maturity date of the New Loan is March 24, 2006. Interest on the New Loan accrues at 9.24% per annum, payable quarterly in arrears.

        During March 2003, we acquired and redeemed $5 million of the 7% convertible subordinated notes due 2004. We recorded a gain of €109,000 on this extinguishments of debt.

        On April 15, 2003, we sold our 4.3% interest in BetandWin.com Interactive Entertainment AG for a cash consideration of €1.7 million.

Financial Reporting and Accounting

        We prepare our consolidated financial statements in euro and in accordance with accounting principles generally accepted in the US ("US GAAP").

        Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forint and euro, and incur substantial operating expenses in these currencies. We also incur significant operating expenses for programming in US dollar and other currencies. Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the weighted average exchange rates for the period. Any resulting balance sheet translation adjustments are recorded as accumulated other comprehensive income (loss) within shareholders' equity. Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

        In the discussions of the results for the three months ended March 31, 2003, compared to the three months ended March 31, 2002, we divide our operations into two segments:

  •
  "Television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark 1 and TvDanmark 2 (in Denmark), jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and V8 (in The Netherlands), jointly referred to as "our Dutch Television operations"; TV2, and from June 2002 MTM-Produktion and Interaktive (in Hungary), jointly referred to as "our Hungarian Television operations"; and other related operations that are not material. The result of our New Media activities is no longer considered a reportable segment and is included within our Television operations.

  •
  "Radio operations", which include: The Voice, Pop FM and KISS FM in Copenhagen, The Voice and Pop FM in Odense, and The Voice and Pop FM in Aarhus (in Denmark), jointly referred to as "our Danish Radio operations"; Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenburg, Radio 106.7 Rockklassiker and Easy FM in Stockholm, and Radio City in Östersund (in Sweden), jointly referred to as "our Swedish Radio operations"; Radio Sata, Radio Mega, KISS FM, Radio City, Radio 957, Radio POP and Iskelmäradio (in Finland), jointly referred to as "our Finnish Radio operations"; and Lampsi FM (in Greece).

        Results from TVN and TVN7 in Poland, prima TV in Romania, ATV in Austria and Radio Noordzee in The Netherlands (through to October 21, 2002) are not included in the operations referred to above, but are included in equity in income (loss) from unconsolidated subsidiaries. These are subsidiaries, in which we hold an interest of less than half of the voting rights.

        When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

Operating Expenses as a Percentage of Revenue

	Three months ended March 31,
	2002	2003
Net revenue	100.0%	100.0%
Operating expenses:
Station operating expenses	82.6%	78.2%
Selling, general and administrative expenses	21.0%	19.5%
Corporate expenses	2.4%	2.7%
Non-cash compensation	0.2%	—
Depreciation and Amortization	5.1%	5.0%

Three months ended March 31, 2003 compared to three months ended March 31, 2002

Net Revenue

        Net revenue increased €8.6 million, or 8%, from €107.0 million for the three months ended March 31, 2002, to €115.6 million for the three months ended March 31, 2003. The increase was mainly attributable to increased net revenues of €7.6 million, or 8%, at our Television operations.

        The increase in net revenues at our Television operations was mainly due to increased net revenues of €4.6 million, or 32%, from Kanal 5, mainly due to increased viewing shares and due to an estimated increase in the television advertising market of 4%. Our Hungarian Television operations and TVNorge had increased net revenues of €2.9 million, or 24%, and €1.0 million, or 9%, respectively, mainly due to increased viewing shares. Despite a decrease in the Dutch television advertising market our Dutch Television operations had increased revenues of €1.7 million, or 5%, due to increased viewing shares. Our Danish Television operations had an increase in net revenues of €0.2 million, or 2%, and VT4 had decreased net revenues of €0.6 million, or 5%.

        Our Radio operations' net revenues increased €1.0 million, or 14%, mainly due to net revenues of €0.7 million at Lampsi, which was not broadcasting in the three months ended March 31, 2002.

Station Operating Expenses

        Station operating expenses increased €2.1 million, or 2%, from €88.4 million for the three months ended March 31, 2002, to €90.5 million for the three months ended March 31, 2003, mainly due to increased station operating expenses of €1.8 million at our Television operations. Station operating expenses expressed as a percentage of net revenues were 82.6% and 78.2% for the three months ended March 31, 2002 and 2003, respectively, reflecting our ability to increase our operating margins through strict cost control.

        The increase in station operating expenses at our Television operations was mainly due to an increase at our Dutch Television operations of €2.5 million, or 7%, mainly due to increased cost of local productions, which were not broadcast in the three months ended March 31, 2002. Our Hungarian Television operations and Kanal 5 had increased station operating expenses of €0.5 million and €0.4 million, respectively, mainly due to the cost of the Big Brother show. Such increases were partly offset by decreased station operating expenses at TVNorge of €1.6 million, or 15%, mainly due to savings within distribution cost.

        Our Radio operations had increased station operating expenses of €0.3 million, or 9%, mainly due to increased cost at Lampsi, which was not broadcasting in the three months ended March 31, 2002.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €0.2 million, or 1%, from €22.4 million for the three months ended March 31, 2002, to €22.6 million for the three months ended March 31, 2003. Selling, general and administrative expenses expressed as a percentage of net revenues were 21.0% and 19.5% for the three months ended March 31, 2002 and 2003, respectively reflecting our ability to increase our operating margins through strict cost control.

Corporate Expenses

        Corporate expenses increased €0.5 million, or 20%, from €2.6 million for the three months ended March 31, 2002, to €3.1 million for the three months ended March 31, 2003, mainly due to non-recurring expenses for external consultants. Corporate expenses expressed as a percentage of net revenues were 2.4% and 2.7% for the three months ended March 31, 2002 and 2003, respectively.

Non-cash Compensation

        We recorded no non-cash compensation for the three months ended March 31, 2003.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses increased €0.2 million, or 5%, from €5.5 million for the three months ended March 31, 2002, to €5.7 million for the three months ended March 31, 2003, mainly due to increased depreciation associated with new premises for our Dutch Television operations. Depreciation and amortization expenses expressed as a percentage of net revenues were 5.1% and 5.0% for the three months ended March 31, 2002 and 2003, respectively.

Operating Loss

        Operating loss decreased €5.8 million, or 48%, from €12.1 million for the three months ended March 31, 2002 to €6.3 million for the three months ended March 31, 2003, primarily due to decreased operating loss of €5.4 million from our Television operations.

        The decrease in our operating loss was mainly due to increased operating income at Kanal 5 of €3.6 million, and decreased operating losses at TV Norge, our Hungarian and Danish Television operations of €2.6 million, €1.2 million and €1.1 million, respectively. Such improvements was partly offset by increased operating losses of €1.6 million and €0.1 million at our Dutch Television operations and VT4, respectively.

Equity in Income (Loss) from Unconsolidated Subsidiaries

        Equity in income (loss) from unconsolidated subsidiaries improved €2.0 million, from a loss of €1.5 million for the three months ended March 31, 2002, to an income of €0.5 million for the three months ended March 31, 2003. The improvement was mainly attributable to the absence in 2003 of a loss of €1.2 million related to our investment in ATV in Austria, which was fully written off in 2002.

Net Interest Expense

        Net interest expense decreased €0.8 million, or 12%, from €6.7 million for the three months ended March 31, 2002, to €5.9 million for the three months ended March 31, 2003. The decrease was attributable to reduced interest expense as a result of our repayment of debt.

Foreign Exchange Gain (Loss)

        Foreign exchange gain (loss) improved €3.9 million, from a loss of €1.6 million for the three months ended March 31, 2002, to a gain of €2.3 million for the three months ended March 31, 2003. The increase in foreign exchange gain is mainly due to non-cash gains on our 7% Convertible Subordinated Notes as a result of the strengthened position of the euro against the US dollar during the three months ended March 31, 2003.

Investment Gain

        Investment gain increased €0.1 million from €0.2 million for the three months ended March 31, 2002, to €0.3 million for the three months ended March 31, 2003. The 2003 gain comprises a gain realized on the sale of our equity interest in TV Hordaland in Norway.

Gain on Extinguishments of Debt

        In the three months ended March 31, 2003, we recorded a gain of €0.1 million realized on the extinguishment of $5 million face value of the 7% convertible subordinated notes due 2004, which at March 31, 2003, is reduced to $65 million (€59.7 million).

Other Expenses, Net

        Other expenses, net, increased €0.2 million from €0.2 million for the three months ended March 31, 2002, to €0.4 million for the three months ended March 31, 2003, mainly due to increased municipality tax expenses at our Hungarian Television operations

Net Loss

        As a result of the foregoing, our net loss decreased €11.2 million from a loss of €19.9 million for the three months ended March 31, 2002, to a loss of €8.7 million for the three months ended March 31, 2003.

Liquidity and Capital Resources

        At March 31, 2003, we had cash and cash equivalents of €52.6 million and working capital of €99.8 million.

        We conduct our operations through our subsidiaries. Therefore, our primary internal source of cash and our ability to service debt are dependent upon the earnings of our subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to us. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to service our debt, or to make any funds available for our debt, whether by dividends, loans or other payments. In addition, payments of dividends and the making of loans and advances or other payments to us by our subsidiaries are subject in some cases to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. SBS depends on its subsidiaries and associated companies to provide it with funds to meet its obligations but the subsidiaries and associated companies are not obliged to repay our Senior Notes. If the Company's subsidiaries or associated companies are unable to pay dividends or otherwise distribute cash or make cash payments, to the Company when the Company needs additional cash flow, the company may be unable to satisfy its obligation under its Senior Notes.

        Cash used in operations was €0.8 million for the three months ended March 31, 2003, compared to cash used in operations of €10.2 million for the three months ended March 31, 2002. The improvement was primarily due to a decrease in the operating losses recorded during the three months ended March 31, 2003, compared to the three months ended March 31, 2002.

        Cash used in investing activities was €4.0 million for the three months ended March 31, 2003, compared to cash used in investing activities of €5.6 million for the three months ended March 31, 2002. The decrease was primarily due to the absence in 2003 of payments related to acquisitions.

        Cash used in financing activities was €7.5 million for the three months ended March 31, 2003, compared to cash provided by financing activities of €1.2 million for the three months ended March 31, 2002. The decrease was primarily due the acquisition and redemption of $5 million of the 7% convertible subordinated notes due 2004 and scheduled debt repayment in the three months ended March 31, 2003.

        On June 14, 2001, we issued an aggregate principal amount of €135 million of 12% Senior Notes due June 15, 2008. Interest is payable semi-annually in June and December. The terms of the indenture agreement of the notes restrict our ability to obtain additional financing, pay dividends, and make additional investments. The terms also require us to maintain certain debt to EBITDA operating ratios. As of March 31, 2003, we were in compliance with all of our debt covenants and we had €33.0 million of borrowing capacity on a secured basis and €96.1 million on an unsecured basis under the limitations on indebtedness covenant in the indenture governing our 12% Senior Notes.

        On March 24, 2003, the Company, TV2 and Postabank entered into various agreements whereby Postabank extended a loan of HUF 1.4 billion (€5.7 million) to TV2 (the "New Loan"), secured by a guarantee issued by the Company, to replace the previous loan agreement dated December 1, 1997. The maturity date of the New Loan is March 24, 2006. Interest on the New Loan accrues at 9.24% per annum, payable quarterly in arrears.

        On April 15, 2003, we sold our 4.3% interest in BetandWin.com Interactive Entertainment AG for a cash consideration of €1.7 million.

        We believe that our current cash balances together with available credit will be adequate to satisfy our anticipated operating and capital requirements for the foreseeable future. Our future liquidity is contingent upon continued improved operating results of our existing television and radio stations. Our ability to realize these improvements will be subject to prevailing economic conditions and to legal, financial, business, regulatory, industry and other factors, many of which are beyond our control.

Capital and Commercial Commitments

        The following table and discussion reflect the Company's significant commercial obligations and other commercial commitments as of March 31, 2003, (in thousands):

	Payment Due by Period
Capital Commitment	Total	Less than 1 Year	1-3 years	4-5 years	After 5 years
Long term debt	€221,960	€7,069	€77,610	€2,258	€135,023
Interest on long term debt	93,743	21,157	36,067	32,469	4,050
Operating leases	104,756	27,237	49,508	16,856	11,155
Program contracts	413,542	233,310	165,185	15,047	—

        The amounts were calculated using the interest rates as of March 31, 2003, for variable rate debt agreements and the foreign exchange rates as of March 31, 2003, for commitments not denominated in euro.

        Upon a change of control, our €135 million of 12% Senior Notes due June 15, 2008, would be payable at 101% of the face amount plus accrued and unpaid interest.

        As part of our agreements for the sale and purchase of unconsolidated subsidiaries, we have certain contractual commitments which are not included as liabilities on our consolidated balance sheet nor are included in the above table as the obligation, if any, is not known at this time. The contractual commitments are as follows:

        In connection with our agreement with ITI regarding our investment in TVN, we currently indemnify ITI against our pro rata share of any payments made by ITI pursuant to guarantees provided by them on behalf of TVN to certain bank lenders and program suppliers. At March 31, 2003, our maximum exposure in connection with such indemnity was approximately €22 million.

        In connection with our agreement with ITI regarding our investment in TVN, in the event that we become subject to certain changes of control, ITI would have the right to require us to purchase ITI's remaining interest in TVN under certain conditions, failing which ITI may have the right to purchase our interest in TVN.

        We may be required to purchase an additional 29.5% interest in RBC, which controls prima TV in Romania. The purchase price is equal to a multiple of eight times the average annual EBITDA. We also guarantee the obligations of RBC under a put option agreement with the minority shareholders of Ameron.

        We anticipate that we will fund such obligations and commitments with cash flow from operations and borrowings under a new or amended credit facility.

Critical Accounting Policies

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company's critical accounting policies as the ones that are most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

  Program Rights

        The Company's accounting for its program rights inventory requires judgment as to the likelihood that such assets will generate sufficient revenue to cover the associated expense by attracting an appropriate audience. The carrying value of our program rights inventory is reviewed periodically and at least annually to determine whether a write-down is required. The Company did not record significant write-downs in the three months ended March 31, 2002 and 2003. The amortization of our program rights is estimated in accordance with SFAS 63, Financial Reporting by Broadcasters and our historical experience with similar program types.

  Investments

        We have invested in equity securities of other companies. We are required to evaluate our investments for other-than temporary impairment. Our assessment is based on: all available evidence, including the duration and extent the investment's market price (if available) is less than our carrying value, the financial health of the investee, expected future operational performance and liquidity, and regional and industry economic forecasts. Based upon the available evidence, we have determined that no other-than-temporary impairment occurred in the three months ended March 31, 2002 and 2003.

  Long-lived assets

        We are required to assess whether the value of our long-lived assets, including our buildings, improvements, technical and other equipment, and amortizable intangible assets have been impaired. An assessment is required whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. We do not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. There were no events that required us to perform an assessment of our long-lived assets during 2002 or for the three months ended March 31, 2003. If events or circumstances change, we may be required to record impairment charges not previously recorded for these assets.

  Goodwill

        We are required to test our goodwill for impairment at least annually. Our test includes the estimation of the fair value of our reporting units. As our reporting units are not separately traded, we are required to estimate their fair value. Our estimation of fair value is based on expected future operating performance and valuations of other European broadcasters. We did not record any impairment of our goodwill as a result of annual impairment tests. We will be required to complete a goodwill test annually or earlier if changes in the operating results of the reporting unit or changes in the valuation of European broadcasters occur. We complete our annual impairment test during the fourth quarter. No impairment indicators were identified during the three months ended March 31, 2003. Future impairment tests may result in a material impairment of goodwill if such adverse conditions occur.

Market Risk

        We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign exchange risk exists to the extent our revenue and costs are denominated in currencies other than our functional currency and the functional currencies of our subsidiaries. During the first quarter of 2003, the U.S. dollar weakened 4% against the euro and has continued to weaken thereafter. The relative strength of the euro to the U.S. dollar has reduced our obligations for our 7% convertible subordinated notes due 2004. Except for the Norwegian Kroner which weakened 9% against the euro, the functional currencies of our subsidiaries did not change significantly against the euro during the first quarter of 2003. We are also subject to market risk deriving from changes in interest rates, which may affect the cost of our current and future financing. However, the majority of our long-term debt bears interest at fixed interest rates. See Item 11 in our 2002 Form 20-F for additional information on market risks.

Exchange Rates

        The following table presents the period-end and average exchange rates against the euro for the currencies in Norway (Norwegian kroner), Denmark (Danish kroner), Sweden (Swedish kronor), Hungary (Hungarian forint), Poland (Polish zloty) and for the U.S. dollar at the dates and for the periods indicated. The year-end exchange rates presented below are the rates quoted by the European Central Bank ("ECB") based on the daily concertation procedure between central banks within and outside the European System of Central Banks, which takes place daily at 2:15 p.m. ECB time; and the average rates presented below were determined by averaging the daily rates of the respective currencies during the periods indicated.

	Three months ended March 31,
	2002	2003
Norwegian kroner equivalent of €1.00
—end of period	7.7120	7.8995
—average during period	7.8321	7.5739
Swedish kroner equivalent of €1.00
—end of period	9.0290	9.2608
—average during period	9.1587	9.1818
Danish kroner equivalent of €1.00
—end of period	7.4332	7.4264
—average during period	7.4317	7.4305
Hungarian forints equivalent to €1.00
—end of period	243.5000	246.3500
—average during period	243.9133	243.7031
Polish zloty equivalent to €1.00
—end of period	3.6036	4.4200
—average during period	3.6213	4.1908
U.S. dollar equivalent to €1.00
—end of period	0.8717	1.0895
—average during period	0.8768	1.0734

Trends Information

        The principal trend known to management that will affect our revenues and profitability is the growth of the commercial television market in our existing markets and in the new markets that we may enter. The pace and extent of such trends cannot be predicted.

        Inflationary trends in the markets in which we operate have been stable (downward in the case of Hungary) in the last three years. Such trends have an impact upon many of our operating costs. Currently, inflation in our markets ranges from approximately 2-4% in Western Europe to approximately 5% in Hungary. Management does not believe that current inflationary trends will have a material effect upon our business. Future inflationary trends cannot be predicted.

        For the past year the euro has displayed a strengthening trend versus the U.S. dollar. This trend has reduced our cost of acquiring U.S. programming rights. Future exchange rate trends cannot be predicted.

Forward Looking Statements

        This report on Form 6-K contains various "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we intend that such forward looking statements be subject to the safe harbours created thereby. These forward looking statements represent our expectations and beliefs regarding future events and can be identified by the use of forward looking terminology such as "may", "will", "expect", "should", "intend", "anticipate", "estimate", "assumes" or the negative thereof or comparable terminology. The forward looking statements contained in this Form 6-K include, without limitation, the following statements: (i) our intention to continue acquiring interests in and developing television and radio stations in our current markets and other parts of Europe as opportunities arise, and (ii) our belief that our current cash balances and available credit should be adequate to satisfy our currently anticipated operating and capital requirements for the foreseeable future.

        We caution that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements contained in this Form 6-K, including, without limitation, the following: (i) the impact of extensive government regulation of broadcast operations in our existing and proposed markets, (ii) the impact of competition from other commercial and government stations and other forms of advertising supported media, including the available quantity and pricing of advertising by such competitors, (iii) our ability to obtain and/or renew broadcasting licenses, (iv) our ability to acquire requisite regulatory approvals and consents in connection with pending transactions involving us, (v) the popularity of our programming, (vi) the cost and availability of the programming to us, (vii) our ability to expand our penetration in our current markets and to enter new markets, (viii) the availability of attractive opportunities to expand our broadcast operations, (ix) general economic conditions, (x) the effects of changes in rates of advertising spending growth, (xi) general conditions in the financial and capital markets and conditions in the financial and capital markets in the countries in which we operate and (xii) our success at managing the risks that arise from these and other uncertainties. Results actually achieved may differ materially from the expected results contemplated by these statements.

SBS BROADCASTING SA

CONSOLIDATED BALANCE SHEETS

(in thousands of euro)

	December 31, 2002	March 31, 2003
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	€67,040	€52,609
Short-term investments	10,408	10,126
Accounts receivable trade, net of allowance for doubtful accounts of €2,659 (€2,625 in 2002)	82,291	80,271
Accounts receivable, affiliates	1,480	1,757
Restricted cash and cash in escrow	1,574	1,801
Program rights inventory, current	111,329	111,808
Other current assets	20,031	22,630

Total current assets	294,153	281,002
Buildings, improvements, technical and other equipment, net of accumulated depreciation	37,606	36,160
Goodwill	105,528	104,108
Amortized intangible assets, net of accumulated amortization	6,082	4,441
Program rights inventory, non-current	71,982	70,272
Deferred financing cost, net of accumulated amortization	6,395	6,027
Investments in and advances to unconsolidated subsidiaries	143,664	144,521
Notes receivable	870	875
Other assets	1,231	1,836

Total assets	€ 667,511	€ 649,242

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	€ 32,903	€ 39,380
Accrued expenses	54,453	52,103
Program rights payable, current	68,185	66,014
Notes payable, current	1,355	—
Current portion of long-term debt	6,711	7,069
Deferred income, current	13,668	16,672

Total current liabilities	177,275	181,238
Program rights payable, non-current	31,187	33,992
7% convertible subordinated notes due 2004	66,749	59,660
12% senior notes due 2008	135,000	135,000
Other long-term debt	22,232	20,231
Deferred income, non-current	2,446	2,059
Other non-current liabilities	10,801	10,481
Minority interest	23,115	21,449
Shareholders' equity:
Common shares (authorized 75,000,000 issued 28,623,120 at par value €2.00)	57,246	57,246
Additional paid-in capital	617,214	616,865
Accumulated deficit	(475,019)	(483,676)
Treasury shares at cost (5,568 common shares)	(502)	(153)
Accumulated other comprehensive loss	(233)	(5,150)

Total shareholders' equity	198,706	185,132

Total liabilities and shareholders' equity	€ 667,511	€ 649,242

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF OPERATIONS
AND STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

(in thousands of euro, except share and per share data)

	Three months ended March 31,
	2002	2003
Net revenue	€ 107,021	€ 115,650
Operating expenses:
Station operating expenses	88,400	90,473
Selling, general and administrative expenses	22,426	22,594
Corporate expenses	2,592	3,099
Non-cash compensation	207	—
Depreciation	3,383	3,685
Amortization	2,104	2,050

Total operating expenses	119,112	121,901

Operating loss	(12,091)	(6,251)
Equity in income (loss) from unconsolidated subsidiaries	(1,548)	455
Interest income	322	139
Interest expense	(7,059)	(6,044)
Foreign exchange gain (loss)	(1,600)	2,340
Investment gain	195	290
Gain on extinguishments of debt	—	109
Other expense, net	(231)	(467)

Loss before income taxes and minority interest	(22,012)	(9,429)
Income taxes	(123)	(298)

Loss before minority interest	(22,135)	(9,727)
Minority interest in losses, net	2,208	1,070

Net loss	€ (19,927)	€ (8,657)

Net loss per common share (basic and diluted):	€ (0.70)	€ (0.30)

Weighted average common shares (thousands)	28,333	28,612

Net loss	€ (19,927)	€ (8,657)
Currency translation adjustment	1,282	(4,636)
Unrealized holding losses during period	(60)	(281)

Comprehensive net loss	€ (18,705)	€(13,574)

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of euro)

	Three months ended March 31,
	2002	2003
Cash flows from operating activities:
Net loss	€ (19,927)	€ (8,657)
Adjustments to reconcile net loss to net cash used in operating activities:
Revenue recorded in exchange for equity investments	(2,066)	—
Non-cash compensation	207	—
Depreciation and amortization	5,487	5,735
Equity in (gain) loss from unconsolidated subsidiaries	1,548	(455)
Non-cash interest expense	354	368
Foreign exchange (gain) loss on long-term debt	1,915	(2,110)
Gain on extinguishments of debt	—	(109)
Minority interest in losses	(2,208)	(1,070)
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(1,108)	518
Program rights inventory, net	(10,656)	104
Other current assets	(682)	(3,036)
Other non-current assets	321	(624)
Accounts payable and accrued expenses	14,001	5,361
Deferred income	1,858	3,073
Other liabilities	772	73

Cash used in operating activities	(10,184)	(829)

Cash flows from investing activities:
Cash capital expenditure	(2,662)	(3,956)
Payment for purchase of acquired business, net of cash acquired	(2,979)	—

Cash used in investing activities	(5,641)	(3,956)

Cash flows from financing activities:
Net change in short-term borrowings	(620)	(1,575)
Net change in restricted cash and cash in escrow	2,120	(323)
Payment of long-term debt	(122)	(5,516)
Payment of capital lease obligation	(168)	(130)

Cash provided by (used in) financing activities	1,210	(7,544)

Effect of exchange rate changes on cash and cash equivalents	(118)	(2,102)
Net change in cash and cash equivalents	(14,733)	(14,431)
Cash and cash equivalents, beginning of period	70,393	67,040

Cash and cash equivalents, end of period	€ 55,660	€ 52,609

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands of euro)

	Common shares	Additional paid-in capital	Accumulated deficit	Unearned compen- sation	Treasury shares	Accumulated other comprehensive income (loss)	Total
Balance at January 1, 2002	€56,703	€616,845	€(439,295)	€(828)	€(502)	€710	€233,633
Exercise of stock options as to 234,865 Common Shares	470	(90)	—	—	—	—	380
Issuance of 36,724 Common Shares in exchange for 300,068 stock options	73	459	—	—	—	—	532
Amortization of unearned compensation	—	—	—	828	—	—	828
Currency translation adjustment	—	—	—	—	—	(943)	(943)
Net loss	—	—	(35,724)	—	—	—	(35,724)

Balance at December 31, 2002	57,246	617,214	(475,019)	—	(502)	(233)	198,706
Re-issuance of 12,666 treasury shares	—	(349)	—	—	349	—	—
Currency translation adjustment	—	—	—	—	—	(4,636)	(4,636)
Change in unrecognised gain on short-term investments	—	—	—	—	—	(281)	(281)
Net loss	—	—	(8,657)	—	—	—	(8,657)

Balance at March 31, 2003 (unaudited)	€ 57,246	€ 616,865	€(483,676)	€—	€ (153)	€ (5,150)	€ 185,132

SBS BROADCASTING SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1—Basis of Presentation

        The accompanying unaudited consolidated financial statements have been prepared for the three months ended March 31, 2002 and 2003, in accordance with U.S. generally accepted accounting principles ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2003, are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. For further information, refer to the consolidated financial statements for the year ended December 31, 2002, and related notes thereto, included in our Annual Report on Form 20-F as filed with the Security and Exchange Commission on May 15, 2003.

        The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by US GAAP for complete financial statements.

        The consolidated financial statements include the accounts of the Company and its subsidiaries in which it has management control in Sweden, Denmark, Norway, Finland, Flemish Belgium, the Netherlands, Hungary, Greece, the United Kingdom and Luxembourg. All intercompany transactions and balances have been eliminated.

        Television advertising sales in our markets tend to be lowest during the third quarter of each calendar year, which includes the summer holiday period (typically July and August) and highest during the fourth quarter of each calendar year.

Note 2—Recent Developments

        On March 24, 2003, the Company, TV2 and Postabank entered into various agreements whereby Postabank extended a loan of HUF 1.4 billion (€5.7 million) to TV2 (the "New Loan"), secured by a guarantee issued by the Company, to replace the previous loan agreement dated December 1, 1997. The maturity date of the New Loan is March 24, 2006. Interest on the New Loan accrues at 9.24% per annum, payable quarterly in arrears.

        During March 2003, we acquired and redeemed $5 million of the 7% convertible subordinated notes due 2004. We recorded a gain of €109,000 on this extinguishments of debt.

        On April 15, 2003, we sold our 4.3% interest in BetandWin.com Interactive Entertainment AG for a cash consideration of €1.7 million.

Note 3—Stock-based compensation

        The Company has elected to account for stock options granted to employees using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees ("ABP 25") and related Interpretations. As the exercise price of the stock options were awarded at or above the fair market value on the date of grant, no compensation expense has been recorded except for the vesting of restricted stock awards that are included as non-cash compensation.

        The following table illustrates the impact to net loss and net loss per share if the Company accounted for its stock options granted to employees using the fair value method under Statement of

Financial Accounting Standards No. 123 Accounting for Stock-based Compensation ("FAS 123"). The Company's pro forma information follows (in thousands, except share data):

	Three months ended March 31,
	2002	2003
Net loss, as reported	€ (19,927)	€ (8,657)
Add: Stock-based compensation expense included in reported net loss	207	—
Deduct: Total stock-based compensation expense determined using the fair value method	(4,589)	(1,948)

Pro forma net loss	€ (24,309)	€ (10,605)

Basic and diluted net loss per share, as reported	€ (0.70)	€ (0.30)
Pro forma basic and diluted net loss per share	€ (0.86)	€ (0.37)

Note 4—Goodwill and Other Intangible Assets

        Statements of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, prescribes a two-phase process for impairment testing of goodwill, which is performed once annually, absent indicators of impairment. The first phase screens for impairment, while the second phase (if necessary) measures the impairment. We have elected to perform our annual analysis during the fourth quarter of each year. No indicators of impairment were identified during the first quarter of 2003.

        Intangible assets comprised the following at December 31, 2002 and March 31, 2003, respectively (in thousands):

	December 31, 2002			March 31, 2003
	Gross carrying amount	Accumulated amortization	Amortized intangible assets, net	Gross carrying amount	Accumulated amortization	Amortized intangible assets, net
Broadcasting licenses	€9,818	€(6,491)	€3,327	€5,981	€(4,257)	€1,724
Other intangible assets	7,739	(4,984)	2,755	7,617	(4,900)	2,717

Total	€ 17,557	€ (11,475)	€ 6,082	€ 13,598	€ (9,157)	€ 4,441

        The weighted-average amortization period for broadcasting licenses and other amortizable intangible assets is 1 year and 3 years, respectively.

Note 5—Accumulated Other Comprehensive Loss

        The components of accumulated other comprehensive loss are as follows:

	Currency Translation Adjustments	Unrealized Gains (Losses) on Available- for-sale	Total
Balance at January 1, 2003	€ (233)	€-	€(233)
Currency translation adjustment	(4,636)	—	(4,636)
Change in unrealized gain (loss) on available-for-sale	—	(281)	(281)

Balance at March 31, 2003	€ (4,869)	€ (281)	€ (5,150)

Note 6—Commitments

        The Company has entered into guarantees and indemnification agreements with third parties that relate to unconsolidated entities as described in Note 2 to the Company's Annual Report on Form 20-F. The maximum exposure of these guarantees and indemnification agreements is approximately €22 million at March 31, 2003. The Company has not accrued any liability for their performance under these guarantees, as their performance obligation is not considered probable at March 31, 2003.

        The Company is party to routine claims and litigation incidental to the business. The Company believes the ultimate resolution of these routine matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

  Note 7—Segment Reporting

        Segment information is presented in accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("FAS 131"). FAS 131 requires segmentation of financial information based upon the allocation of resources and assessment of performance by the chief operating decision maker. The Company's chief operating decision maker allocates resources and assesses performance for each country's television or radio operations. Due to similar economic characteristics, the Company's operating segments are further aggregated into two reporting segments: (i) "Television operations" and (ii) "Radio operations". Beginning in the first quarter of 2003, the results of the New Media operations are no longer considered a reportable segment and all prior period amounts are reclassified to the Television segment.

	Three months ended March 31,
	2002	2003
Television operations
Net revenue:
TV Norge (in Norway)	€ 11,066	€ 12,099
Kanal 5 (in Sweden)	14,572	19,186
TV Danmark 1 and 2 (in Denmark)	9,453	9,605
VT4 (in Belgium)	11,583	10,997
SBS6, NET5 and V8 (in the Netherlands)	37,877	39,618
TV2 (in Hungary)	12,203	15,111
Other	2,709	435

Total net revenue	99,463	107,051

Station operating expenses	84,957	86,733
Selling, general and administrative expenses	18,496	18,624
Depreciation	2,941	3,309
Amortization	1,799	1,727

Total operating expenses	108,193	110,393

Loss from operations	€ (8,730)	€ (3,342)

Radio operations
Net revenue:
Denmark	€ 2,981	€ 2,968
Sweden	1,946	1,727
Finland	2,631	3,212
Greece	—	692

Total net revenue	7,558	8,599

Station operating expenses	3,443	3,740
Selling, general and administrative expenses	3,930	3,970
Depreciation	442	376
Amortization	305	323

Total operating expenses	8,120	8,409

Income (loss) from operations	€ (562)	€ 190

Consolidated
Net revenue:	€ 107,021	€ 115,650

Loss from operating segments	(9,292)	(3,152)
Corporate expenses	(2,592)	(3,099)
Non-cash compensation	(207)	—

Operating loss	€ (12,091)	€ (6,251)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 28, 2003
SBS BROADCASTING SA
		By:	/s/ MARKUS TELLENBACH
		Name:	Markus Tellenbach
		Title:	Chief Executive Officer

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SBS BROADCASTING SA MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SBS BROADCASTING SA CONSOLIDATED BALANCE SHEETS (in thousands of euro)
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF OPERATIONS AND STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED) (in thousands of euro, except share and per share data)
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (in thousands of euro)
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands of euro)
SBS BROADCASTING SA NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
SIGNATURES